Exhibit 99.1

Highlander Silver Provides Update; Drilling Commences at Corani Silver Project

Toronto, April 7, 2026 – Highlander Silver Corp. (TSX, NYSE American: HSLV) (“Highlander Silver” or the “Company”) is pleased to provide a portfolio update following the successful completion of its combination with Bear Creek Mining (see press release dated February 26, 2026).

Daniel Earle, President and CEO of Highlander Silver, commented:

“Highlander Silver is well positioned to fast-track project advancement across its portfolio of high-quality silver assets. This includes a focus on high-impact exploration, project optimization, and site preparation for development of Corani, the largest fully permitted primary silver project in the world, as well as permitting at San Luis, one of the highest M&I resource grade projects in both the gold and silver sectors.

As of March 31, the Company had an unaudited cash balance of approximately US$100 million and no debt. The Mercedes gold-silver mine also made a positive cash contribution in its first month of operations following restructuring under our stewardship. We provide a summary of our baseline plans below and forecast a year-end cash balance of approximately US$60 million. This reflects a disciplined approach to spending that delivers on our core objectives while preserving flexibility to scale up our exploration programs later in the year.”

Corani Silver Project – Puno, Peru

Personnel

●	Carlos Ojeda appointed Vice President & General Manager — Mr. Ojeda has held increasingly senior roles leading teams of up to 500 people in engineering, construction, ramp-up and optimization at Anglo American’s major Quellaveco open pit mine in Peru, with prior experience at other major open pit mines in the country, including Antamina, Mina Justa and Constancia

Exploration

The Company will provide a standalone exploration update later this quarter that includes early results from the exploration programs listed below:

●	First-ever airborne magnetic survey totaling 620 line km, covering the majority of the land package completed

●	54 km of planned 60 km induced polarization survey completed, with program expanded to 96 km to cover additional potential extensions interpreted from results

●	First exploration drilling program in over a decade is now underway with the first of four planned rigs targeting high-impact exploration, resource growth, infill and oxide drilling, as well as technical drilling to support optimization studies

Site Preparation and De-risking

●	Earthworks for internal roads and platforms commenced

●	Camp and facility improvements underway

●	Long-lead-time equipment orders will be placed in late Q2/26

●	Substation construction underway, with powerline to commence in late Q2/26

●	Access road rehabilitation underway, with new road construction to commence in late Q2/26

Studies, Consultants and Contractors

●	Updated Feasibility Study based on staged-development approach completed by the end of Q3/26 aiming to maximize returns on a per share basis while mitigating capital expenditure, funding, timeline and execution risks

●	Respected international and specialist-Peruvian consultants and contractors appointed for the majority of the main work packages, with further appointments to follow:

○	Resource, reserves and mine planning — MINSYS Mining Systems

○	Processing plant and infrastructure — Ausenco Engineering

○	Contractors — ApuCorp, Xplomine and CumbrEx

Mercedes Gold-Silver Mine – Sonora, Mexico

Personnel

●	Orlando Chumpitaz appointed Vice President & General Manager — Mr. Chumpitaz has held senior roles with leading companies operating major underground mines globally, including Senior Mine Manager for Lundin Gold at its 5,000 tpd Fruta del Norte gold mine in Ecuador, Project Manager for Endeavour Mining at its 6,000 tpd Mana Mine in Burkina Faso, General Manager for Minera Volcan at its 5,500 tpd Animon mine in Peru, and Operations Director for Fortuna Mining at its 3,000 tpd San Jose mine in Mexico

Restructuring

●	Extinguished excessive gold stream and settled debt such that we expect the Mercedes mine to generate free cash flow net of the critical investments detailed below

●	Restored working capital, settled overdue payables and in the process of settling minor unpaid taxes and establishing bonding program

●	Settled union agreements

Recapitalization

Mercedes produced 30 koz of gold in 2025. Significant improvement across worker safety, production and operating costs are expected in the coming years with a rejuvenated workforce operating under the proven leadership of Mr. Chumpitaz, and the following programs planned:

●	Infill and definition drilling to support an improved reserve model

●	Accelerated mine development to improve access and enhance operational productivity

●	Upgrading critical infrastructure including ventilation, electrical systems, surface water management and underground pumping capacity

●	Geotechnical drilling and implementation of support systems to improve safety and reduce dilution

●	Cost assessment and right-sizing mine contractor deployment to enhance productivity

●	Tailings Management Facilities expansion to support mine life extensions

●	Resumption of greenfield and brownfield exploration campaigns across extensive land package in geologically favorable and prospective areas

On behalf of Highlander Silver

“Daniel Earle”

President and CEO

Information contact

Arun Lamba, Vice President Corporate Development

alamba@highlandersilver.com

About Highlander Silver

Highlander Silver is a high-quality silver-growth company developing a portfolio of advanced-stage assets in Peru which includes the Corani silver project, the largest fully-permitted silver deposit in the world, and the bonanza-grade San Luis gold-silver project, which ranks among the 10 highest-grade projects globally in both gold and silver categories.1 The Company also operates the Mercedes gold-silver mine in Mexico. Highlander Silver’s major shareholders include the Augusta Group, Lundin family, and Eric Sprott.

[1]	S&P Global rankings including the Corani silver project and San Luis gold-silver project.

Forward-looking statements

Certain information contained in this news release constitutes “forward-looking information” under Canadian securities legislation. This includes, but is not limited to, forecasting a year-end cash balance of approximately US$60 million; the Company will provide a standalone exploration update later this quarter that includes early results from the exploration programs; Long lead time equipment orders to be placed in late Q2/26; powerline to commence in late Q2/26; new road construction to commence in late Q2/26; Updated Feasibility Study based on staged-development approach completed by the end of Q3/26; we expect the Mercedes mine to generate free cash flow net of the critical investments; significant improvement across worker safety, production and operating costs are expected in the coming years with a rejuvenated workforce operating under the proven leadership of Mr. Chumpitaz; and the Mercedes recapitalization program. Such forward looking information or statements can be identified by the use of words such as “ramp up”, “attempting”, “intends”, “believes”, “plans”, “suggests”, “targets” or “prospects” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “will” be taken, occur, or be achieved. Forward-looking information involves known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking information. Such factors include, among others, general business, economic, competitive, political and social uncertainties, the actual results of current exploration activities, changes in project parameters as plans continue to be refined, future prices of precious and base metals, accident, labour disputes and other risks of the mining industry, and delays in obtaining governmental or stock exchange approvals or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking information contained herein are made as of the date of this news release. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change, except as required by applicable securities laws. Accordingly, the reader is cautioned not to place undue reliance on forward-looking information.